EXHIBIT 99.1

Westport Showcases its Market Ready HPDI™ Fuel System, A Single Solution for Multiple Fuels at ACT Expo 2023

Heavy-Duty Trucks Equipped with LNG and H₂ IC Engines in Booth #7084

VANCOUVER, British Columbia, May 02, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT), a leading supplier of advanced alternative fuel delivery systems and components for the global transportation industry, announced it will display its HPDI™ fuel system on commercial vehicles equipped with its commercially available liquified natural gas (LNG) and biogas (bioLNG) and its hydrogen (H₂) capable and proven variant H₂ HPDI. The vehicles will be presented beginning today through May 4, at the Advanced Clean Transportation (ACT) Expo 2023 in Anaheim, California. Further information on the fuel system technology will be available at the Westport booth, #7084.

Alternative fuels used in internal combustion (IC) engines are necessary to achieve a zero-emissions transition in the next two decades. The HPDI fuel system enables existing IC engine architecture to operate with a variety of alternative fuels, including natural gas, renewable natural gas or bio-methane, syngas and hydrogen, as increasingly popular alternatives to diesel fueled engines. Equipping a diesel cycle engine with the HPDI fuel system allows OEMs to leverage existing vehicle and manufacturing infrastructures, engineering competencies and resources, while improving performance and emissions. An HPDI fuel system-equipped IC engine fueled with H₂ achieves near zero CO₂ emissions, while delivering peak performance spanning power, efficiency, and torque.

“With impending regulations and the overall desire for cleaner transportation, fleets need solutions that are not only viable for their operation but are technically available, affordable, and consistent with market realities,” said David M. Johnson, chief executive officer of Westport Fuel Systems. “Our HPDI fuel system is a practical solution at the OEM level supported by market-available fuels when a vehicle hits the road. This translates to a realistic, immediate path forward for fleets to achieve their decarbonization goals.”

Westport’s HPDI fuel system solution significantly reduces capital investments by utilizing current powertrain, driveline, and compression ignition engine platforms, as well as preserves crucial engineering expertise and current supply chains, all resulting in expedited time to market and a low-cost option to CO₂ compliance in long-haul trucking. It is currently collaborating with three global commercial transportation OEMs to evaluate the performance, efficiency and emissions of the OEMs’ engines equipped with Westport’s H₂ HPDI fuel system, which was first introduced in 2022.

Westport also continues to see growth across its hydrogen fuel component business as it continues to supply and meet increasing demand for complete fuel systems for hydrogen fuel cell and hydrogen internal combustion engine applications; from high-pressure tank valves to low-pressure electronic fuel control. As manufacturers pursue alternative technologies in emissions regulation compliance, Westport is driving cleaner performance and efficiency, while reducing emissions with technology available today.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Contacts: Westport Media Relations T: +1 947-339-8097 E: media@wfsinc.com	Westport Investor Relations T: +1 604-718-2046 E: invest@wfsinc.com